Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off-the-shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors` costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

Financial expenses and others, net. Our financial expenses and others, net, consists primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans, fees and commissions paid to banks and other expenses.

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in tax deferred assets and liabilities, as well as reserves for uncertain tax positions.

Results of Operations

The following table presents consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2019 (Unaudited)		Six months ended June 30, 2020 (Unaudited)
	$	%	$	%
Revenues	142,164	100	118,298	100
Cost of revenues	91,171	64.1	87,786	74.2
Gross profit	50,993	35.9	30,512	25.8
Operating expenses:
Research and development, net	12,418	8.7	14,060	11.9
Selling and marketing	19,583	13.8	16,473	13.9
General and administrative	11,636	8.2	9,441	8.0
Total operating expenses	43,637	30.7	39,974	33.8
Operating income (loss)	7,356	5.2	(9,462)	(8.0)
Financial expenses and others, net	(2,939)	(2.1)	(1,772)	(1.5)
Taxes on income	(2,532)	(1.8)	(780)	(0.7)
Equity loss in affiliates	(314)	(0.2)	(343)	(0.3)
Net income (loss)	1,571	1.1	(12,357)	(10.4)

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Revenues. Revenues decreased by 16.8% from $142.2 million in the first six months of 2019 to $118.3 million in the first six months of 2020, a decrease of $23.9 million. The overall reduction in revenues was attributed predominantly to the effect of the COVID-19 crisis on the global markets and on the markets in which the Company operates, including the continued disruption to the Company and its customers’, providers’, business partners and contractors’ businesses, including, without limitation, the Company and its customer’s ability to execute under COVID-19 constraints, that, among other things, impacted the Company’s supply chain, shortage of materials, installation delays, lock-downs and other macro-economic aspects that caused delays in the Company’s ability to recognize revenue. Revenues in the India region increased from $17.7 million in the first six months of 2019 to $27.6 million in the first six months of 2020. Revenues in the Africa region decreased from $16.7 million in the first six months of 2019 to $5.9 million in the first six months of 2020. Revenues in the APAC region decreased from $25.5 million in the first six months of 2019 to $23.6 million in the first six months of 2020. Revenues in Latin America region decreased from $36.1 million in the first six months of 2019 to $23.3 million in the first six months in 2020. Revenues in the Europe region increased from $21.0 million in the first six months of 2019 to $21.4 million in the first six months of 2020. Revenues in the North America region decreased from $25.2 million in the first six months of 2019 to $16.4 million in the first six months of 2020.

Cost of Revenues. Cost of revenues decreased by 3.7% from $91.2 million in the first six months of 2019 to $87.8 million in the first six months of 2020, a decrease of $3.4 million.
The decrease is mainly attributed to:

•	Lower direct costs as a result of lower revenues and lower travel expenses as a result of COVID-19.
•	Offset by higher supply chain cost as a result of COVID-19.

Gross Margin.  Gross profit as a percentage of revenues decreased from 35.9% in the first six months of 2019 to 25.8% in the first six months of 2020. The decrease is mainly attributed to lower revenues while keeping a similar level of fixed expenses compared to previous periods, which led to a higher COGS as a percentage of revenues. Another factor that has caused a decrease in our gross margin is the change in the Company`s geographical revenue mix, which reflected proportionally in higher revenues in India and APAC.

Research and Development Expenses, Net. Our research and development expenses, net, increased by 13.2% from $12.4 million in the first six months of 2019 to $14.1 million in the first six months of 2020, an increase of $1.7 million. The increase was primarily due to salary and related expenses of $1.2 million, an increase of $0.4 million in software and hardware maintenance expenses and an increase of $0.2 million related to higher IIA (Israel Innovation Authority) grants in 2019, partially offset by a decrease of $0.2 million due to overhead expenses. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our focus on research and development initiatives, and we foresee that an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 15.9% from $19.6 million in the first six months of 2019 to $16.5 million in the first six months of 2020, a decrease of $3.1 million. This decrease was primarily attributed to the decrease of approximately $1.4 million in commission expenses, a decrease of $0.9 million in travel expenses as a result of COVID 19, a decrease of $0.4 million in salary and related expenses and a decrease of $0.3 million in office expenses. Due to the COVID-19 pandemic, the volume of the trade shows and exhibits’ expenses and travel expenses out of the overall selling and marketing expenses was reduced compared to the same period in previous years, while certain resources were reallocated towards remote selling tools.

General and Administrative Expenses. General and administrative expenses decreased by 18.9% from $11.6 million in the first six months of 2019 to $9.4 million in the first six months of 2020, a decrease of $2.2 million. The decrease was primarily due to a decrease of $1.5 million related to expenses associated with certain strategic initiatives, a decrease of $0.6 million in salary and related expenses, and a decrease of $0.3 million in travel expenses, partially offset by an increase of $0.6 million due to credit losses expenses.

Financial expenses and others, Net. Financial expenses and others, net, decreased by 39.7% from $2.9 million in the first six months of 2019 to $1.8 million in the first six months of 2020, a decrease of $1.1 million. This decrease was mainly attributable to a decrease in exchange rate differences of $0.4 million, mainly related to the NIS and INR as well as a decrease of $0.8 million resulted from bank guaranties returned to the Company.

Taxes on income. Taxes on income decreased by 69.2% from $2.5 million in the first six months of 2019 to $0.8 million in the first six months of 2020, a decrease of $1.7 million. This decrease was mainly attributable to a decrease in deferred tax expenses of $1.3 million, due to a deferred tax assets utilization in the first six months of 2019 and a decrease of $0.4 million in current taxes.

Net income (loss). Net income decreased from $1.6 million in the first six months of 2019 to a net loss of $12.4 million in the first six months of 2020, a decrease of $14.0 million. The decrease was attributable primarily to lower revenues and lower gross profit, offset by lower operating and financial expenses and lower taxes on income.

Equity loss in affiliates. Equity loss in affiliates remained around the same level of $0.3 million for the first six months of 2020 and for the first six months of 2019.

Liquidity and Capital Resources

As of June 30, 2020, we had approximately $35.2 million in cash and cash equivalents.

We have a committed credit facility with a maximum line of credit of $70 million dedicated for bank guarantees and $50 million dedicated for loans, available for our use from a syndicate of four banks, for which we pay commitment fees. The credit facility is provided by bank syndicate with each bank agreeing severally (and not jointly) to make its agreed portion of the credit lines to us in accordance with the terms of the credit agreement. Such credit agreement includes a framework for joint decision-making powers by the banks. As of June 30, 2020, we had $31.3 million available under our credit facility in the form of loans and $44.8 million in bank guarantees outstanding in respect of tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to our customers.

The credit agreement contains financial and other covenants requiring that we maintain, among other things, minimum shareholders` equity, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including for poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an acceleration of all outstanding amounts under the credit facilities. The credit facility is secured by a floating charge over all of the Company`s assets as well as several customary fixed charges on specific assets. As of June 30, 2020, the Company met all of its covenants.

Net cash provided by operating activities was $9.8 million for the six months ended June 30, 2020.

In the first six months of 2020, our cash provided by operating activities was predominantly affected by the following principal factors:

•          a $17.0 million decrease in trade receivables and other accounts receivables;

•          a $7.5 million decrease in inventories, net of write-offs;

•          a $5.4 million of depreciation and amortization expenses;

•          a $0.9 million increase in stock-based compensation expenses; and

•          a $0.8 million increase in deferred revenues.

These factors were offset mainly by:

• our net loss of $12.4 million; and • a $9.0 million decrease in trade payables and accrued liabilities.

Net cash used in operating activities was $7.1 million for the six months ended June 30, 2019.

In the first six months of 2019, our cash used in operating activities was mainly affected by the following principal factors:

• a $10.2 million increase in trade receivables and other accounts receivables; and • a $20.8 million increase in inventories, net of write-offs.

These factors were offset mainly by:

•          our net income of $1.6 million;

•          a $4.4 million of depreciation expenses;

•          a $6.2 million increase in deferred revenues paid in advance;

•          a $1.2 million increase in stock-based compensation expenses;

•          a $1.2 million decrease in deferred tax asset; and

•          a $9.5 million increase in trade payables and accrued liabilities.

 Net cash used in investing activities was approximately $3.9 million in the first six months of 2020 attributed to the purchase of property and equipment of $3.6 million and the purchase of intangible assets of $0.3 million, compared to $8.6 million used in investing activities in the first six months of 2019, attributed to the purchase of property and equipment of $6.7 million and the purchase of intangible assets of $2.8 million, partially offset by release of a long and short-term bank deposit of $0.9 million.

Net cash provided by financing activities was approximately $5.6 million in the first six months of 2020, attributed to proceeds of a short-term bank credit and loans of $5.1 million and proceeds from exercises of share options of $0.5 million, compared to $9.2 million provided by financing activities in the first six months in 2019, attributed to proceeds of a short-term bank credit and loans of $8.9 million and proceeds from exercises of share options of $0.3 million.

Our capital requirements are dependent on many factors, including, among other things, working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We may decide to raise capital if and when we may require, subject to changes in our business activities.

We believe that current cash and cash equivalent balances together with the credit facility available with the lenders will be sufficient for our requirements through at least the next 12 months.